

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 30, 2019

Lisa Conte
Chief Executive Officer & President
Jaguar Health, Inc.
201 Mission Street, Suite 2375
San Francisco, CA 94105

      Re: Jaguar Health, Inc.
          Preliminary Proxy Statement on Schedule 14A
          Filed March 22, 2019
          File No. 001-36714

Dear Ms. Conte:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Healthcare & Insurance

cc: Michael Lee - Reed Smith LLP